Mail Stop 3720

      May 15, 2006


William M. Ojile, Jr., Esq.
Senior Vice President, Chief
  Legal Officer and Secretary
Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas  75062

      Re:	Valor Communications Group, Inc.
      Amendment No. 2 to Form S-4
      Filed May 2, 2006
		File No. 333-132073

Dear Mr. Ojile:

      We have limited our review of your Form S-4 to disclosures related to the terms of the spin-off and merger transactions and related matters and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to our prior comment one. Alltel Holding Corporation should file the revised Form S-1 using its own CIK number, rather than Alltel Corporation`s CIK number, so that EDGAR reflects Alltel Holding Corporation as a registrant.

Cover Page
2. We note your response to our prior comment two. Please revise the cover page and the relevant portions of the prospectus/proxy statement so that they convey you have no plans to issue, prior to the determination of the merger consideration, any shares of common stock outside of your equity incentive plans, as you suggest in the response letter.

Background of the Merger, page 36
3. Revise the new disclosure on page 42 regarding the substance of Wachovia Securities` final presentation to the board to state that it did not materially differ from the preliminary presentations the advisor previously made to the board in September and October, as indicated in your response to prior comment ten.

The Transactions, page 31

Opinion of Valor`s Financial Advisor-Wachovia Securities, page 45 Opinion of Valor`s Financial Advisor-Bear Stearns, page 54
4. We note your response to our prior comment 13. Please provide an analysis in your response letter as to whether each of the different kinds of detailed information excluded from the Alltel summary is material to investors in assessing the conclusions reached by the financial advisors and the boards regarding the transactions. As part of your analysis, describe to what extent the advisors relied on each kind of excluded information in reaching their conclusions. Alternatively, revise the prospectus to include all of the Alltel projected financial information provided to Valor and/or Valor`s financial advisors.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


You may contact Cheryl Grant, Senior Staff Attorney, at 202-551-
3359,
or me, at 202-551-3833, with any questions.


      					Sincerely,



      					Michele Anderson
      Legal Branch Chief


cc:	via facsimile:  212-446-4900
      Joshua Korff, Esq.
      Kirkland & Ellis LLP

Mr. Ojile
Valor Communications Group, Inc.
May 15, 2006
Page 1